UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Farmers and Merchants Bancshares, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

308856103
(CUSIP Number)

Barry J. Renbaum 3921 Butler Road Reisterstown, Maryland 21136 (410) 526-1453
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
Cusip No. 308856103		Page 2 of 9 Pages

1	Name of Reporting Person
Barry J. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ _ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ _ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares [2](1)
	8	Shared Voting Power
159,187 Shares (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
159,187 Shares (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
159,187
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ _ ]
13	Percent Of Class Represented By Amount In Row (11)
5.2% [3] (2)
14	Type Of Reporting Person
IN

     (1) Barry J. Renbaum purchased the referenced shares in joint tenancy with his wife, Carol E. Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of the referenced shares and with it share co-equal rights to vote and dispose of said shares. Also, see the Important Notice appended to attached Exhibit B.

[3] (2) Calculated in accordance with Rule 13d-3 and based on 3,053,487 shares of Common Stock outstanding as of September 30, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022. Also, see the Important Notice appended to attached Exhibit B.

Schedule 13D
Cusip No. 308856103		Page 3 of 9 Pages

1	Name of Reporting Person
Carol E. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ _ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ _ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares [4](1)
	8	Shared Voting Power
159,187 Shares (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
159,187 Shares (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
159,187
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ _ ]
13	Percent Of Class Represented By Amount In Row (11)
5.2% [5] (2)
14	Type Of Reporting Person
IN

    (1) Carol E. Renbaum purchased the referenced shares in joint tenancy with her husband, Barry J.Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of the referenced shares and with it share co-equal rights to vote and dispose of said shares. Also, see the Important Notice appended to attached Exhibit B.

[5] (2) Calculated in accordance with Rule 13d-3 and based on 3,053,487 shares of Common Stock outstanding as of September 30, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022. Also, see the Important Notice appended to attached Exhibit B.

Schedule 13D
Cusip No. 308856103		Page 4 of 9 Pages

Item 1. Security and Issuer

This statement on Schedule 13 D relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of Farmers and Merchants Bancshares, Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 4510 Lower Beckleysville Road, Suite H in Hampstead, Maryland, 21074

Item 2. Identity and Background.
(a)	This 13D statement is filed jointly by Barry J. Renbaum and Carol E. Renbaum as individuals, each of whom are referred to herein, collectively, as the “Reporting Persons.” The Reporting Persons are husband and wife and own the common to which this Schedule 13D relates as joint tenants. The joint filing agreement of the Reporting Persons is attached to this Schedule 13D as Exhibit A.
(b)	The address of the principal office of the Reporting Persons is 3921 Butler Road, Reisterstown, Maryland 21136.
(c)	Barry J. Renbaum and Carol E. Renbaum are husband and wife and manage a jointly owned portfolio of publicly traded securities at the address specified in (b), above.
(d)-(e)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f)	The Reporting Persons are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock held by the Reporting Persons to which this Schedule 13D relates were purchased using the personal funds of the Reporting Persons in open market purchases and through the Issuer’s Dividend Reinvestment Plan managed by Issuer’s transfer agent. The aggregate amount of funds used to purchase the stock held by the Reporting Persons and reported herein was approximately $3,046,147 excluding brokerage fees and commissions and like assessments.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Issuer’s common stock based upon their belief that the shares represented an attractive investment opportunity. In the aggregate, they presently own 5.2% of Issuer’s Common Stock and intend to monitor the financial performance and corporate governance of Issuer. Except as further set forth in this Item 4, the Reporting Persons presently have no plans or proposals that would relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. However, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, either alone or with others, which may involve one or more of the events described in the foregoing clauses of Item 4. Such potential undertakings may include communications with Issuer’s Board of Directors (the “Board”) and/or other stockholders respecting strategies to enhance shareholder value by, among other initiatives: (i) exploring potential business combinations; (ii) raising additional capital to fund expansion; (iii) pursuing changes in the composition of the Board; and; (iv) sponsoring candidates for election to the Board at annual shareholder meetings.

Schedule 13D
Cusip No. 308856103		Page 5 of 9 Pages

Item 5. Interest in Securities of the Issuer.
(a)

As of the close of business on December 16, 2022, the Reporting Persons beneficially own, in aggregate, 159,187 shares of Issuer’s Common Stock representing 5.2% of the 3,053,487 shares issued and outstanding on September 30, 2022. These shares are registered in the names of and are jointly owned by Barry J. Renbaum and his wife, Carol E. Renbaum. In accordance with their status as joint co-owners of said Common Stock, each spouse owns a direct, albeit indivisible, interest in the aforementioned 159,187 shares of common stock and share the power to vote and to dispose those securities. Also, see the Important Notice appended to attached Exhibit B.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule D are calculated based upon 3,053,487 shares of Common Stock outstanding as of September 30, 2022 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

The transactions in the shares of Common Stock by the Reporting Persons within the past sixty days are set forth in attached Exhibit B, which is incorporated herein by reference.

(b)	Barry J. Renbaum and his wife, Carol E. Renbaum, share the power to vote or to direct the vote, and to dispose or to direct the disposition of the 159,187 shares of Common Stock referenced in paragraph (a), directly above.
(c)	The transactions in the shares of Common Stock conducted by the Reporting Persons within the past sixty days are set forth in Exhibit B, which is attached hereto and which is incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from the securities beneficially owned by the Reporting Persons. No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of the securities beneficially owned by the Reporting Persons.
(e)	Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect Securities of Issuer.

On December 19, 2022, the Reporting Persons entered into a Joint Filing Agreement in which each agreed to the joint filing on behalf of each of them of Schedule 13D with respect to the common stock of the Issuer. A copy of this agreement is attached hereto and is incorporated herein by reference. The information set forth in Item 4 hereof is also hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 herein and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, guarantees or divisions of profit or loss, or the giving or withholding of proxies.

Schedule 13D
Cusip No. 308856103		Page 6 of 9 Pages

Item 7. Material to be Filed as Exhibits.
Exhibit A - Joint Filing Agreement by and among the Reporting Persons, dated as of December 19, 2022
Exhibit B - Reportable Transactions in Common Stock of Issuer

Schedule 13D
Cusip No. 308856103		Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2022	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: December 19, 2022	/s/ Carol E. Renbaum
Carol E. Renbaum

Schedule 13D
Cusip No. 308856103		Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement By and Between Reporting Persons Joint Shareholders

Pursuant to and in accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned parties hereby consent to the joint filing with each other and on behalf of one another of a single Schedule 13D statement, including any future amendments thereto, with respect to their joint ownership of the Common Stock (par value $0.01 per share ) of Farmers and Merchants Bancshares, Inc. beneficially owned by each of them.

Said undesigned parties further agree that each of them is responsible for the timely filing of such schedule and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that neither such party is responsible for the completeness or accuracy of the information concerning the other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned further agree that this Joint Filing Agreement shall be included as an Exhibit to the Schedule 13D joint filings referenced herein.

Dated: December 19, 2022

Date: December 19, 2022	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: December 19, 2022	/s/ Carol E. Renbaum
Carol E. Renbaum

Schedule 13D
Cusip No. 308856103		Page 9 of 9 Pages

EXHIBIT B

Reportable Transactions in Common Stock of Issuer

Date of Purchase	Nature of Transaction	Number of Shares	Average Price Per Share
10/14/2022	Open Market Purchase	2000	$20.95
10/26/2022	Open Market Purchase	3500	$19.75
10/27/2022	Open Market Purchase	3943	$20.00
11/10/2022	Open Market Purchase	292	$20.25
11/18/2022	Open Market Purchase	4229	$20.75
11/21/2022	Open Market Purchase	1992	$20.80
12/09/2022	Open Market Purchase	3500	$20.50
12/12/2022	Open Market Purchase	5000	$21.15
12/14/2022	Open Market Purchase	1	$21.15
12/16/2022	Open Market Purchase	16	$21.15

IMPORTANT NOTE

The Reporting Persons participate in Issuers Dividend Reinvestment Plan, which is administered by its Transfer Agent, AST Financial, Inc. On December 16, 2022 , Issuer paid a dividend of 32 cents per share. However, as of noon, December 19, AST Financial was unable to provide the Reporting Persons with the number of shares credited to their account pursuant to the dividend reinvestment plan; and, accordingly, the shares so purchased are omitted from the above chart and are omitted from the total of aggregate shares beneficially owned by the Reporting Persons reported throughout this Schedule 13D filing. Assuming a share price of $21, historical data suggests that the Reporting Persons may have acquired upwards of an additional 1740 shares of Issuers’s common stock by way of the reinvestment program; however, that calculation is, at best, based upon speculation.

[4]